02046851

EXECUTED COPY

1-15158

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 25, 2002

P.E.
7/25/02

Telefónica Móviles, S.A.

(Exact name of Registrant as specified in its charter)

Telefónica Mobile, Inc.

(Translation of Registrant's name into English)

Goya, 24
28001 Madrid, Spain 3491-423-4004
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F_X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO_X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA MÓVILES, S.A.

TABLE OF CONTENTS

Item 1

RELEVANT FACT

TELEFÓNICA MÓVILES, S.A.

In Madrid, July 24, 2002

In compliance with article 82 of Law 24/1988, July 28, of the Securities Market Law and related provisions, and in order to make public a Relevant Fact, we hereby inform you that the Board of Directors of TELEFÓNICA MÓVILES, S.A. in its meeting held on July 24, 2002, has agreed as a result of the delay in the availability of commercially viable UMTS technology, the evolution of the wireless market and of the regulation in Europe, to review its strategy in the area.

In this sense, Telefónica Móviles Group and Sonera Group, shareholders of Group 3G UMTS GmbH, have jointly decided, once the actual operational and financial results for two quarters of commercial operations as a 2/2.5G MVNO in Germany have become available, and after an in depth assessment of the expected evolution of these parameters with an independent third party report, to halt all commercial operations in Germany and the reorganization of the Company.

On the other hand, the current market conditions as well as the uncertainty regarding the commercial profile of the UMTS technology and the evolution of the services it will support, recommended engaging the services of third party independent experts to evaluate the business plans of the Group European companies outside Spain. As a result of these valuations, Telefónica Móviles has decided to write-down the carrying value on its balance sheet of its assets in Austria, Germany, Italy and Switzerland, as a consequence of which Telefónica Móviles' 2002 first half results, furnished to the Spanish Stock Exchange Commission on this date, include net extraordinary provisions of 4,902 million Euros associated with the write-down of assets and the restructuring costs in these markets.

Likewise, taking into consideration the relevant free cash flow generation of Group Telefónica Móviles, the Board of Directors of Telefónica Móviles will submit to the next Ordinary General Shareholders Meeting of the company a proposal to distribute dividends, provided always legal and statutory requirements are met and thus modifying the shareholders dividend policy announced by Telefónica Móviles in its Initial Public Offering in year 2000.

And in order for it to be registered for the relevant purposes, I submit the following information on the date and in the place mentioned above.

Antonio Hornedo Muguiro
Vicesecretary of the Board of Directors and
General Secretary
TELEFÓNICA MÓVILES, S.A.

Item 2

MEMORANDUM TO FINANCIAL ANALYST AND INVESTORS

In a marketplace increasingly globalized, with highly diversified competitors with large multinational footprint, Telefónica Móviles contemplated a few years ago an European expansion for three primary reasons: i) increase size, searching for economies of scale, ii) diversify revenue and profits sources in the medium and long term, reinforcing its growth profile in Europe, which is the leader in the development of mobile telephony; and iii) maintain its leadership position in Spain.

The explosive growth of the telecom sector in prior years and the strong forecasted demand for fixed and mobile internet made by industry analysts and consultants in 1999 and 2000, resulted in great expectations for the demand for 3G services, both regarding volume and the rapid adoption of the technology. Furthermore, the UMTS business was viewed as having a market with characteristics clearly differentiated from GSM, being bestowed the title of "technological breakthrough", therefore rendering the existing commercial and technological market positions as less valuable. As a result, it was believed that the market power of existing 2G operators would not be transferred to the new 3G market, enabling new entrants in each of these countries to carve out a sustainable competitive market position.

In this context, the established operators actively participated in the award process of the new UMTS licenses in their markets since the new technology will first complement and later replace GSM. It was a necessary step were they to continue in the market. At the same time, the importance of an international "footprint" was heightened and operators with the necessary financial resources actively participated in this indispensable process in order to play a role in the future consolidation arena, given that the market prices for acquiring 3G licenses at the time were more affordable than the purchase of established operators. This has become apparent as a number of operators have written down the goodwill generated in those acquisitions. Moreover, the prices paid for the UMTS licenses in the United Kingdom few months earlier, a process from which Telefónica Móviles withdrew, were a reference for all operators and set the market valuation of the licenses at that time, supported by fairness opinions from consultants and investment banks.

However, since then there have been significant changes in the marketplace, from a competitive, technological, financial and regulatory perspective which have caused Telefónica Móviles to reevaluate and update the assumptions of the business plans of its affiliates in Austria, Germany, Italy and Switzerland and to reconsider its overall short and medium term strategy in these countries.

It should be noted that, since the UMTS licenses were awarded in these countries, the Company has developed and implemented various initiatives directed at improving the business plans -including among others roaming and network sharing agreements, non-recourse vendor financing and various commercial agreements-. At the same time, other strategic alternatives have been analyzed in great detail, such as potential consolidation plays, that would have enabled the companies to improve and strengthen their positions. At the end, all the alternatives that were considered viable were not pursued since they did not offer our shareholders an attractive return.

Telefónica Móviles has managed these operations in a flexible and diligent manner, adopting the most appropriate decisions at any time in each country as a function of the prevailing conditions in each market. Along these lines, on the basis of the roaming and infrastructure sharing agreements with another German operator, Group 3G started operations as a GSM/GPRS mobile virtual network operator (MVNO) at the end of 2001. In Italy, taking into consideration the conditions of the market and the shareholder structure, at the beginning of 2002 the shareholders decided to postpone the launch of commercial operations and implement a UMTS model restructuring the company. Regarding Austria and Switzerland, no relevant commercial agreements have been signed yet and, since the beginning of the year their activities have been substantially reduced.

Subsequently, and once the actual operational and financial results for two quarters of commercial operations as a 2/2.5G MVNO in Germany have become available, we have realized that the results of Group 3G since the launch of commercial activity up to date showed significant divergences with regards to the original targets. Such deviations have materially impacted the expected profitability of the business in a context of a significant slowdown in the growth of the wireless market in Germany. The number of subscribers is forecasted to grow at a meager less than one percent in the first half of this year. As a consequence, and after an in depth assessment of the expected evolution of these parameters with an independent third party report, it has been concluded that continuing our current operations in Germany will not generate value for Group 3G's shareholders. Therefore, Telefónica Móviles and Sonera have decided to halt all commercial operations in Germany.

In the coming months, Group 3G will adjust its activities and operational structure to implement the decision taken by its shareholders and it is anticipated that this restructuring process will be completed before the end of the current year. This decision is in line with the decision made by the IPSE2000 shareholders in January of this year. At the same time, the non-essential activities in Austria and Switzerland will continue to be reduced. In these four countries, all decisions with regards to UMTS will be postponed until there is a significant improvement in the technological and market conditions.

In light of a series of changes that has taken place recently, Telefónica Móviles has decided to redefine its short and medium term objectives in Europe, as a result of the delay in the availability of commercially viable UMTS technology and the need to update the current business plans, taking into consideration the current market conditions in Austria, Germany, Italy and Switzerland.

With the publication at the end of June of the latest document by European Commission on 3G technology, it has become apparent that, in the short term, it is highly unlikely that there would be any significant changes relaxing the conditions regarding UMTS licenses from regulators across Europe in light of the evolving market conditions. On the other hand, the steady delay in commercially viable UMTS technology as well as the uncertain competitive capabilities of UMTS vis-a-vis the existing technologies, especially in the early phases, does not foster a rapid and large scale build out of 3G networks by the mobile operators. Against this background, operators will direct their efforts to a much more deliberate build out in the main metropolitan areas of each country. As a result, network sharing agreements lose efficiency, as area sharing will not be possible in the short term. Operators will build out their 3G networks in the same areas to comply with the license requirements and to fulfil their commercial needs, therefore eliminating the significant cost savings derived from network sharing agreements and increasing the financial resources required by all operators to deploy their networks.

The estimates for the demand of 3G services have been revised downwards as result of the actual data services demand and the ongoing delay in the availability of a stable and competitive UMTS technology. The demand for data services has been hampered by the impossibility to coordinate the "value chain" and by the conflicts between suppliers and software and application developers -which have hindered the adoption of interoperable devices. On the other hand, the delay in the introduction of a commercially viable UMTS technology has allowed incumbent operators to make a much smoother "migration" to the new technology, thus hampering the successful introduction of new entrants. In addition, the delay has caused the major European markets to approach saturation, reducing the potential market for new entrants to capturing low value marginal clients or those clients that have not been retained by existing operators. At the same time, there has been an increased perception of the difficulty of success of new entrants, even using proven technologies such as GSM. The international "footprint" issue, so important a couple of years ago, is no longer a critical factor and is more important to have sufficient scale in a particular market to obtain reasonable returns.

Taking into account these circumstances, Telefónica Móviles decided at the beginning of July to engage the services of third party independent experts to evaluate the various business plans. The hiring of third parties to perform independent valuations is in line with the recent recommendations of the Securities and Exchange Commission ("SEC") of the United States.

As a result of the valuations of the independent experts, Telefónica Móviles has decided to write-down the carrying value on its balance sheet of its assets in Austria, Germany, Italy and Switzerland. As a consequence, Telefónica Móviles' 2002 first half results included net extraordinary provisions of 4,902 million Euros associated with the write-down of assets and the restructuring costs in these markets.

The recorded provisions reflect the Company's objective to ensure that the carrying values of its investments is always accurately reported. The Company, by recording write-downs of this size and by provisioning restructuring costs, shows once again the prudent accounting criteria applied to the preparation of financial statements. The companies in Austria, Germany, Italy and Switzerland will focus their activities on maximizing value for their UMTS licenses.

In the case of Telefónica Móviles de España, the weight of the UMTS assets on its balance sheet is not significant and, since it has a customer base of almost 18 million customers, the time to recover the value of those investments is significantly shorter and it differs substantially from the ones of start-up operations in other European countries.

Notwithstanding the delay of its commercial availability, the UMTS technology is still valid, but in a scenario of reduced number of players per country. The delay has substantially diminished the chances for lower scale operators to recover the additional investments needed to deploy the UMTS networks and offer multimode handsets – with costs initially higher than those of existing devices – emphasizing the need to maintain a minimum market share in order to absorb cost pressures and achieve required returns in an environment of lower ARPUs than the ones estimated two years ago.

Nevertheless, it is important to mention that, even if these extraordinary provisions cause Telefónica Móviles to record accounting losses in the first half of 2002 as well as for the full year 2002, the provisions for assets write-downs do not entail any form of cash outflow.

Under these circumstances, Telefónica Móviles believes that the best strategic alternative for the Company is to reduce its financial exposure to these markets and to maximize free cash flow generation in the short term to maintain a sound financial structure, thus strictly limiting those operations which could hamper the cash-flow generation objective in the medium term.

The free cash flows forecasted for the Group, in the future, once the restructuring costs associated with UMTS operations outside Spain have been paid, will increase significantly due to higher operating results and lower capital expenditures of the Group. The increase in free cash flow generation will provide the Company with the necessary flexibility to optimise its strategy according with existing market conditions at any time, seeking the equilibrium between employed capital among the different options and maintaining a solid financial structure. As a consequence the Company could direct resources to reduce debt, analyse new attractive investment opportunities, non-existing for the time being, and to redefine its shareholders return policy, announced at the time of its IPO in 2000. In this sense, Telefónica Móviles' Board of Directors will propose to the Annual General Shareholders' Meeting the distribution of dividend from next year.

The increase in free cash flow generation will allow the Company to maintain a sound and solid balance sheet that will continue to be a competitive advantage. These aspects will be critical in the future, when a change in the growth prospects for the sector will revalue the growth profiles of the companies and new growth opportunities could arise, which, in turn, could be attractive to our investors. Nevertheless, Telefónica Móviles will continue to reinforce and to support its operations in high growth regions as evident by the recent agreements in Mexico, a country with over 100 millions inhabitants and a wireless penetration of approximately 20%.

Item 3



Financial Results

APRIL - JUNE 2002

Telefónica
Móviles

TEM MC TEM NY TEM MC TE

KEY HIGHLIGHTS

- The shareholders of Group 3G, Telefónica Móviles and Sonera, have decided to suspend all commercial activities in Germany after seven months of operations as a GSM/GPRS Mobile Virtual Network Operator (MVNO).

- The new valuations of the business plans in Austria, Germany, Italy and Switzerland recently obtained have led to the recognition of net extraordinary provisions amounting to 4,902MM€ associated with the write-down of assets and the provision for associated restructuring costs in these countries. As a result, in the first half of 2002 Telefónica Móviles recorded a net loss of 4,333MM€.

- The extraordinary provisions for asset write-downs have no effect in the free cash flow generation capacity of the Group since they do not entail any cash outflow.

- Excluding the impact of these net extraordinary provisions, Telefónica Móviles would have recorded a net income of 569MM€ in the first half of the year, a 50.3% year-over-year increase.

- Telefónica Móviles' Board of Directors will propose to the Annual General Shareholder's Meeting the establishment, from next year, of a Company's dividend, which modifies the shareholders´ return policy as announced on its Initial Public Offering in 2000.

- Sustained growth in consolidated pro-forma operating revenues, which in the first half of 2002 had a year-over-year advance of 14.8%, boosted by the increase in operators' total customer base and in the traffic carried by their networks.

- Significant improvement in operating efficiency as reflected by a cumulative pro-forma EBITDA in the first half of 2002 of 1,864MM€, 20.2% higher than in the same period of 2001. It should be noted the solid performance achieved in the second quarter of 2002, in which EBITDA had a year-over-year increase of 18.4%, despite the significant negative impact of exchange rate fluctuations during the quarter. Telefónica Móviles España confirms again its position as one of the sector's most efficient wireless operators.

- Modifications in the consolidation perimeter[1] are fully compensated by the negative impact of the fluctuations of currency exchange rates. The organic growth of consolidated EBITDA, assuming constant exchange rates, would have been 21.9%.

- The pro-forma consolidated EBITDA margin was 41.3% in the first half of 2002, an increase of 1.84 p.p. compared to June 2001.

- Pro-forma consolidated capital expenditure was 36% below the figure for first half of 2001, reflecting the actions taken by Group operators to bring investment growth in line with the current markets situation.

- Solid pro-forma consolidated free cash-flow[2] generation, that in the first half reached 1,017MM€, representing year-over-year growth of 123%. In the second quarter of 2002 free cash-flow generation increased to 470MM€.

- Significant increase in free cash flow per share to €0.24, an increase of 110% from the first half of 2001.

- The Company's financial strength improved with a reduction of proportionate net financial debt of 494MM€, and with a reduction of consolidated net financial debt of 3,411MM€ since the beginning of the year.

[1] Incorporation of north Mexican operators, consolidation by full integration of TeleLeste and Terra Mobile and the consolidation by the equity method of IPSE 2000

[2] Consolidated Free Cash Flow = EBIT*(1-t) + Amortization – Capex – Capitalized Opex.

TELEFONICA MOVILES RESULTS

The financial statements and management discussions appearing in this report refer to pro-forma data (Combined Pro-forma Financial Statements), which could give rise to differences with respect to the corresponding information submitted on a regular basis to the CNMV. For a correct understanding of this report, a reconciliation of the pro-forma financial information and that included in the information submitted on a regular basis to the CNMV has been carried out.

The financial statements and management discussions appearing in this report refer to the financial performance of Telefónica Móviles considering that all affiliated companies as of the end of 2001, were already incorporated into Telefónica Móviles Group as from 1 January 2001. The four Mexican companies, which were transferred to the Group in July 2001, have been fully consolidated from the third quarter of 2001.

The financial statements do not, therefore, include the mobile operators of Chile and Puerto Rico managed by Telefónica Móviles.

To avoid possible distortions from the increase of Telefónica Móviles's economic stake in TeleLeste Celular, which took place in the second quarter of 2002, this company has been fully consolidated as from 1 January 2002. Until the fourth quarter of 2001, TeleLeste Celular was consolidated by the equity method.

It should be noted that in the fourth quarter of 2001, the financial statements of the Argentinean subsidiary TCP were adapted to the fiscal year of the rest of the companies comprising the Telefónica Móviles Group. Previously, these were consolidated in accordance with TCP's fiscal year (October-September).

For an easier understanding of Telefónica Móviles' financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its pro-forma combined consolidated financial statements in each period, are provided.

Economic ownership

	June 2002	June 2001	Consolidation method June 2002	Consolidation method June 2001
T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
TeleSudeste Celular	83.56%	82.02%	Full consolidation	Full consolidation
Celular CRT	40.91%	38.20%	Full consolidation	Full consolidation
TeleLeste Celular	27.71%	10.75%	Full consolidation	Equity method
TCP Argentina	97.93%	97.93%	Full consolidation	Full consolidation
TEM Perú	97.97%	97.06%	Full consolidation	Full consolidation
Norcel	100.00%	-	Full consolidation	-
Bajacel	100.00%	-	Full consolidation	-
Movitel	90.00%	-	Full consolidation	-
Cedetel	100.00%	-	Full consolidation	-
TEM El Salvador	60.77%	44.20%	Full consolidation	Full consolidation
TEM Guatemala	67.33%	51.00%	Full consolidation	Full consolidation
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
IPSE 2000 (Italy)	45.59%	45.59%	Equity method	Full consolidation
3G Mobile (Austria)	100.00%	100.00%	Full consolidation	Full consolidation
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom	30.50%	30.50%	Equity method	Equity method
Terra Mobile	80.00%	51.00%	Full consolidation	Equity method
M-Solutions	100.00%	100.00%	Full consolidation	Full consolidation
Mobipay España	13.33%	-	Equity method	-
Mobipay International	36.00%	50.00%	Equity method	Equity method

Telefónica Móviles Group

Conciliation with the Consolidated Proforma Income Statement

Unaudited figures

In milion Euros

	Consolidated Proforma Figures January - June 2002	Consolidated Proforma Figures January - June 2001	Statutory Figures January - June 2002	Statutory Figures January - June 2001	Differences January - June 2002	Differences January - June 2001
Operating revenues	4,516.7	3,933.9	4,433.3	3,545.8	83.4	388.1
EBITDA	1,864.4	1,551.6	1,835.8	1,512.7	28.6	38.9
Operating profit	1,191.1	923.4	1,184.1	970.9	7.0	(47.5)
Net income before minority interests	(4,373.8)	361.1	(4,370.6)	455.1	(3.2)	(94.0)
Net income	(4,333.3)	378.8	(4,331.0)	471.4	(2.3)	(92.6)
Net income before Extraordinary Provisions [1]	569.2	378.8	571.4	471.4	(2.2)	(92.6)

(1) Excludes the impact of net extraordinary provisions associated with the write-downs of assets and the provision for associated restructuring costs accounted in 2Q 2002.

Telefónica Móviles Group

Consolidated Proforma Income Statement

Unaudited figures

In million Euros

	January - June		%	April - June		%
	2002	2001	Change	2002	2001	Change
Operating revenues	4.516,7	3.933,9	14,8	2.255,1	1.994,6	13,1
EBITDA	1.864,4	1.551,6	20,2	947,7	800,4	18,4
Operating profit	1.191,1	923,4	29,0	615,3	477,2	28,9
Income before taxes	(4.029,9)	623,9	n.s.	(4.469,0)	346,1	n.s.
Net income before minority interests	(4.373,8)	361,1	n.s.	(4.644,0)	215,7	n.s.
Net income	(4.333,3)	378,8	n.s.	(4.619,9)	224,1	n.s.
Net income before Extraordinary Provisions [1]	569,2	378,8	50,3	282,6	224,1	26,1
Free Cash Flow [2]	1.017,3	455,6	123,3	469,7	128,5	265,5
Outstanding shares (million) [3]	4.316,0	4.064,4	6,2	4.316,0	4.064,4	6,2
Net income per share	-1,00 €	0,09 €	n.s.	-1,07 €	0,06 €	n.s.
Recurring Net income per share [4]	0,13 €	0,09 €	41,5	0,07 €	0,06 €	18,8
FCF per share	0,24 €	0,11 €	110,3	0,11 €	0,03 €	244,2

(1) Excludes the impact of net extraordinary provisions associated with the write-downs of assets and the provision for associated restructuring costs accounted in 2Q 2002.

(2) Free Cash Flow = EBIT*(1-t) + Amortization - Capex - Capitalized opex.

(3) Number of shares at the end of the period, including the capital increases to transfer the Mexican operators, Norcel, Bajacel, and Cedetel from the third quarter of 2001, as well as the capital increase corresponding to Telefónica Móviles SA employees' stock options plan, reflected from the fourth quarter of 2001. In 2002 it includes the capital increases carried out to transfer several Brasilean celular assets from Telefónica S.A..

(4) Net income before extraordinary provisions, net of taxes, due to write-downs of assets and the provision for associated restructuring costs, per share

The homogeneization of TCP's fiscal year to the rest of Group's subsidiaries does not generate significant variations in the financial statements if the fiscal year of the company would have be kept unchanged.

In the first half of 2002 Telefónica Móviles recorded a net loss of 4,333MM€ due to the recognition in the second quarter of the year of net extraordinary provisions amounting to 4,902MM€ associated with the write-down of assets and the provision for associated restructuring costs in Austria, Germany, Italy and Switzerland.

Excluding the impact of these net extraordinary provisions, Telefónica Móviles would have recorded a net income of 569MM€ in the first half of the year, a 50.3% year-over-year increase.

It is important to mention that, although these provisions cause Telefónica Móviles to record a net loss in the first half of 2002 as well as for the full year 2002, the provisions for asset write-down do not entail any form of cash outflow.

The free cash flows forecasted for the Group, in the future, once the restructuring costs have been paid, will increase significantly due to the higher operating results and lower capital expenditures of the Group.

2002 first half results were primarily driven by the favorable performance of Telefónica Móviles España's operations which more than offset the negative impact of exchange rate fluctuations in Latin American currencies -which worsened in the second quarter of 2002-, mainly because of the depreciation of the Brazilian real.

Key aspects of these results are as follows:

- *Sound growth in operating revenues, with a* year-over-year advance in the first half of 2002 of 14.8%, and quarter-over-quarter growth of 13.1% (2Q02 vs. 2Q01).

  If we strip out the impact of changes to the *consolidation perimeter* and the *impact of* fluctuations in exchange rates, consolidated revenues would have had a year-over-year increase of 12.9% in the first half of 2002.

  By components, it is noteworthy to mention that the significant growth of the customer bases of operators fully consolidated (+20.8% and +11.5% excluding the Mexican operators and TeleLeste Celular), achieved despite economic slowdown in most markets where the company has operations. In addition, the traffic carried by these operators had year-over-year growth of 20% in number of air minutes accompanied by a higher volume of SMSs (+53%). By contrast, ARPUs in local currency had an annual average decline of 12%, mainly due to the larger weighting of the prepaid segment in the operators' customer bases.

As of June 2002 the Group had a total customer base –including the operators in which Telefónica Móviles held stakes– of 29.6 million, while the managed customer base –including Chile and Puerto Rico– was 31.5 million.

Telefónica Móviles España's revenues accounted for 71.2% of consolidated revenues, with a year-over-year increase of 20.5% from the first half 2001.

Revenues from other European operators, which correspond entirely to Group 3G, totaled 39.9MM€ in the first half of the year.

Latin American operators fully consolidated contributed with 28.5% to Group revenue. The performance of these revenues, which in euros grew by 2.6% from the first half 2001, was mainly shaped by the changes to the consolidation perimeter criteria aforementioned –which accounted for 26.8 p.p. of this growth-, and the negative impact of the devaluation of the Argentinean peso and the depreciation of other Latin American currencies– which reduced the growth rate in revenues from Latin America by 21.2 p.p.

- Strict cost control initiatives, in line with the Company's target of increasing cash generation, which have resulted in productivity and efficiency improvements in all operators.

  Accordingly, year-over-year growth in consolidated operating expenses was 13.5%, 1.3 p.p. less than revenues' growth.

  By item, personnel expenses achieved a year-over-year increase of 36% from the first half 2001, mainly because of changes in the consolidation perimeter. Additionally, and in line with their performance in the previous quarter, supply expenses registered a significant year-over-year increase (+37.7% vs. 1H01) primarily due to the centralized handset procurement model introduced in Telefónica Móviles España.

- Continuous improvement in operators' and Group EBITDA margins both in year-over-year and in quarter-over-quarter terms. Accordingly, consolidated EBITDA margin for the first half of 2002 was 41.3% versus 39.4% a year ago. In quarter-over-quarter terms, the EBITDA margin in second quarter 2002 was 42.0%, an improvement of 1.9 p.p. from the second quarter 2001 and of 1.5 p.p. from the first quarter 2002.

  Consolidated EBITDA in absolute terms was 1,864.4MM€, 20.2% higher than in the same period of 2001. Excluding the impact of changes in the consolidation perimeter and the impact of fluctuations in exchange rates, organic growth in consolidated EBITDA, assuming constant exchange rates, would have been 21.9%.

  By geographical areas, Telefónica Móviles España is the main Group's EBITDA growth enabler. In 1H02 the Spanish operator's EBITDA posted a year-over-year increase of 33.1%, with an EBITDA margin of 51.5%, from the 46.6% of the first half 2001.

  Total EBITDA for the fully consolidated, under the global integration method, Latin American operators showed an increase, in euros, 10.3 p.p. higher than that for revenues, and stood at 12.9%. Assuming constant exchange rates and excluding the contribution of Telefónica Móviles' northern Mexican operators and of TeleLeste Celular in the first half of 2002, this growth would have been 17%.

  The German, Austrian and Swiss subsidiaries as a whole contributed with a negative EBITDA of –160.4MM€ in the first half of 2002.

As regards non-operating items, we would highlight the following:

- A year-over-year increase of 153.3% in goodwill amortization as a result of the incorporation of Telefónica Móviles' northern Mexican operators in the second half of 2001 and the full consolidation of Terra Mobile from the fourth quarter 2001.

- Net financial results in the first half of 2002 recorded year-over-year decline of 10.9%. This increase was mainly attributable to the impact of the depreciation of the Argentinean peso devaluation in this item.

  Telefónica Móviles ended 1H02 with consolidated net financial debt of 5.602MM€, a decline of 37% from the previous quarter, due mainly to the capitalization of Group 3G shareholders' loans granted to acquire the UMTS license. Since the beginning of the year, consolidated net financial debt has declined by 3,411MM€. Proportionate net financial debt at the end of June stood at €6,381 (€6,850MM€ in March 2002).

- Lower negative results from the associated companies (-7.1% vs. 1H01) mainly explained by lower losses of Medi Telecom, in line with achieved positive EBITDA since the beginning of 2002.

- Sharp increase in net extraordinary expenses with respect to the first half of 2001, mainly due to the recognition of net extraordinary provisions amounting to 4,902MM€ associated with the write-down of assets and the provision for associated restructuring costs in Austria, Germany, Italy and Switzerland.

  The recognition of these extraordinary provisions for the write-down of assets resulted from recently obtained valuations. Taking into account the specific circumstances of each particular market and the uncertainty regarding the commercial profile of the UMTS technology and the evolution and the products and services it will support, Telefónica Móviles decided at the beginning of July to engage the services of third party independent experts to evaluate the various business plans. The hiring of third parties to perform independent valuations is in line with the recommendations of the Securities and Exchange Commission ("SEC") of the United States.

The declining trend in consolidated capex must be highlighted, with a 36% year-over-year reduction, amounting to 9.9% of consolidated revenues (17.7% in 1H01). In absolute terms, consolidated capex in first half 2002 was 444.9MM€ (696.1MM€ in 1H01). By geographic areas, 61% of total capex corresponded to Spain, 14% to the rest of European operators, and 24% to fully consolidated Latin American operators.

Capitalized costs totalled 139.4MM€ in the first half of 2002, a year-over-year reduction of 54.3%. These include the provision for the 3G spectrum fee assigned to Telefónica Móviles España for the future operation of this technology (10.5MM€), operating expenses of Group 3G (1.3MM€) and financial expenses associated with the acquisition of the 3G license in Germany (127.6MM€).

Proportionate capitalized expenses corresponding to Telefónica Móviles amounted to 10.5MM€, 0.7MM€, and 59.5MM€ respectively, in the first half of 2002.

The impact of the Argentinean peso devaluation in the proforma consolidated financial statements at June 30 2002 with respect to the situation at December 31 2001 has been quantified in 38,7MM€ incorporated in the consolidated profit and loss account and 171.7MM€ incorporated in the "translation differences in consolidation" heading under shareholders equity section in the balance sheet. These impacts have been calculated using the exchange rate at the end of the quarter of 1US$=3,8 Argentinean pesos (1€=3.41 Argentinean pesos), while at year end 2001 the exchange rate applied was 1US$=1.7 Argentinean pesos (1€=1.51 Argentinean pesos).

It is noteworthy that the exposure of Telefónica Móviles to the Argentinean subsidiaries as of June 30, 2002 has been reduced to 121.5MM€, including the equity value corresponding to these investments and the internal financing provided.

SIGNIFICANT EVENTS

The last few months featured the following significant events:

- In May, Telefónica Móviles carried out two capital increases via the issuance of 26,801,494 shares, with a nominal value of €0.5 each, in exchange for the shareholdings transferred by Telefónica S.A. in various Brazilian companies.

- The Board of Directors of Telefónica Móviles, in its meeting of May 31, designed Mr. Javier Echenique Landiribar as a new Board member. Thus, the Board of Directors of Telefónica Móviles is comprised of 12 members, with a single CEO –its Chairman-, four independent members and seven representatives of our controlling shareholder.

- At the end of June, shareholders' loans granted by Telefónica Móviles and Sonera to group 3G to pay for its UMTS license owned by Group 3G were converted into equity. The total amount of the loans and of the capitalized accrued interest was 7,129 MM€. Of this total, 4,078MM€ corresponded to Telefónica Móviles and the rest to Sonera.

- On July 11, the Spanish Telecommunications Market Commission (CMT) approved a 17.13% reduction in Telefónica Móviles España's termination fees, applicable from the moment it is requested by those operators terminating calls in this operator's networks, and not before August 1 2002.

Market Size

In thousands

		Total (1)			Managed (2)			Equity (3)		
		June		% Change	June		% Change	June		% Change
		2002	2001		2002	2001		2002	2001	
Europe and Mediterranean Basin										
	Subscribers	19,142	15,608	22.6%	19,142	15,608	22.6%	18,139	15,084	20.3%
	Pops	227,061	225,026	0.9%	169,043	225,026	-24.9%	146,852	145,536	0.9%
Latin America										
	Subscribers	10,514	8,287	26.9%	12,412	10,944	13.4%	7,969	5,852	36.2%
	Pops	147,762	123,873	19.3%	166,741	164,090	1.6%	119,395	90,295	32.2%
TOTAL										
	Subscribers	29,656	23,896	24.1%	31,554	26,552	18.8%	26,108	20,936	24.7%
	Pops	374,823	348,899	7.4%	335,784	389,116	-13.7%	266,247	235,831	12.9%

(1) Includes total subscribers of all wireless companies in which TEM holds economic interest. Excludes Chile and Puerto Rico.
(2) Total subscribers plus the subscribers of managed companies in Chile and Puerto Rico. In 2002 excludes Italy.
(3) Total subscribers weighted by the economic interest held in each company. Excludes Chile and Puerto Rico.

BUSINESS PERFORMANCE BY GEOGRAPHIC REGION

Result by geographic regions

Unaudited figures

In million Euros

	REVENUES						EBITDA					
	January - June		%	April - June		%	January - June		%	April - June		%
	2002	2001	Change	2002	2001	Change	2002	2001	Change	2002	2001	Change
Europe	3,257.5	2,671.5	21.9%	1,674.2	1,371.3	22.1%	1,497.1	1,214.1	23.3%	787.9	642.1	22.7%
Latinamerica [(1) (2)]	1,288.3	1,256.0	2.6%	599.4	622.1	-3.6%	390.5	346.0	12.9%	176.2	163.9	7.5%
Rest and intragroup sales	-29.1	6.3	c.s.	-18.5	1.3	c.s.	-23.2	-8.5	n.s.	-16.4	-5.6	n.d.
TOTAL	4,516.7	3,933.9	14.8%	2,255.1	1,994.6	13.1%	1,864.4	1,551.6	20.2%	947.7	800.4	18.4%

(1) 2002 data include figures of North Mexican operators and Tele Leste, consolidated by full integration.
(2) June 2001 data includes argentinean figures published in the 2Q01 (corresponding to Sept 00-March 01)



EUROPE AND MEDITERRANEAN BASIN

Europe and Mediterranean Basin

Unaudited figures

In thousands

	June		%
	2002	2001	Change
Subscriber Data			
Total Subscribers [(1)]	19,142	15,608	22.6%
Prepaid	13,165	10,573	24.5%
Contract	5,977	5,035	18.7%
Equity Subscribers	18,139	15,084	20.3%

In million Euros

	January - June		%	April - June		%
	2002	2001	Change	2002	2001	Change
Financial Data						
Revenues [(2)]	3,257.5	2,671.5	21.9%	1,674.2	1,371.3	22.1%
EBITDA [(2)]	1,497.1	1,214.1	23.3%	787.9	642.1	22.7%
EBITDA Margin [(2)]	46.0%	45.4%	0.5 p.p	47.1%	46.8%	0.2 p.p

(1) Includes Spain, Germany and Morocco.
(2) Excludes Medi Telecom because it is consolidated by the equity method.



SPAIN

T. Móviles Spain

Unaudited figures

In thousands

	June		%
	2002 [2]	2001 [1]	Change
Subscriber Data			
Total subscribers	17,624	14,853	18.7%
Prepaid	11,822	9,865	19.8%
Contract	5,802	4,988	16.3%
Equity Subscribers	17,624	14,853	18.7%

In million Euros

	January - June		%	April - June		%
	2002 [2]	2001 [1]	Change	2002 [2]	2001 [1]	Change
Financial Data						
Revenues	3,217.6	2,671.1	20.5%	1,643.6	1,371.2	19.9%
EBITDA	1,657.5	1,244.9	33.1%	873.3	661.6	32.0%
EBITDA Margin	51.5%	46.6%	4.9 p.p	53.1%	48.3%	4.9 p.p

(1) Figures corresponding to the Spanish wireless operator, excluding Telefónica Móviles Intercontinental, S.A.
(2) Includes Médi Telecom's management fee.

The Spanish cellular market ended June 2002 with 31.4 million declared customers, leaving a penetration rate of 75.2%, 11 p.p. higher than in June 2001. The Spanish market has recorded one of the largest penetration rate increases in Europe in the last twelve months, with growth barely 3 p.p. lower than that recorded from July 2000 to July 2000. Nevertheless, the penetration rate in Spain is still slightly below the European average.

In such a context, Telefónica Móviles España (TME) increased its customer base by over 830,000 subscribers in the first half of the year. Net adds in the second quarter were 309,000 customers (+337,000 in contract and –28,000 thousand in prepaid, due to prepaid to contract migrations). The Company ended June 2002 with over 17.6 million customers, consolidating its leadership positioning in the Spanish cellular market, with an estimated market share in the first half 2002 similar to levels a year ago.

Churn rate control is driving TME's commercial success. The annual churn rate was approximately 12% at June 2002 , similar to the previous quarter's level and over 10 p.p. lower than 12 months earlier. We would underline the fact that there is merely no difference between churn rates for contract and prepaid customers. In addition, the financial impact of disconnections remained small, as usage of disconnected lines is 40% lower than the average usage of the Company's customer base.

As a result of TME's policies to encourage migration – replacing the monthly fee by a usage commitment, reduction in prices,...- the weighting of the contract segment increased in the second quarter of the year to 32.9% of the total customer base (+ 1.4 p.p. vs. 1Q02). Moreover, the positive impact from prepaid to contract migrations on the Company's ratios should be taken into account.

Additionally, if we consider the growing stability of the customer base –at June 2002 almost 45% of TME's customer base had been with the company for over two years compared to barely 23% at June 2001–TME is placed in an ideal position to increase MOU, as there is a positive correlation between the length of time a customer has been with the company and their degree of usage of mobile telephony.

TME registered MOU of 104.9 minutes in the second quarter of 2002, an increase of 7.7% from the previous quarter. Although in year-over-year terms (2Q02 vs 2Q01) MOU is still declining (-0.8%), it must be underlined that this is the smallest year-over-year decrease registered by TME for the second quarter of the year.

Regarding average revenue per user, in 2Q02 TME achieved ARPU of €28.8, 4.1% higher than in the previous quarter despite including the full impact of the price cuts implemented throughout the first quarter. Moreover, year-over-year decline in ARPU is showing a decelerating trend, and stood at 6.6% in this quarter (2Q02 vs. 2Q01), mainly due to the change in the customer mix and the price reductions in the last twelve months, but even so resulting 4 p.p. smaller than the year-over-year decrease registered in 1Q02. Moreover, it should be highlighted that high-value and business profile segments are those registering the best year-over-year performances, almost all of them showing year-over-year increases.

With regard to data and content, the ratio of SMS per customer per month in the second quarter of 2002 amounted to 35 messages, with a growing importance of SMS Premium –logo and ringing tone downloads, TV program voting, etc- standing out. These services already account for approximately 13% of data billing. In all, total data services revenues accounted for 14.6% of total customer revenues in 2Q02, registering year-over-year growth of 3.2 p.p.

In addition, and as proof of TME's commitment to developing data services to drive revenue growth, the development of the following initiatives is noteworthy:

- Extension of the EMS system to more handset models, significantly increasing the penetration potential of these services over the total customer base.
- TME has been the first operator outside the Japanese market to develop Java 2M-based applications.
- Commercial launch of the "Xtrazona e-moción service", which allows games downloading.
- Increase in instant and unified messaging applications.
- Pre-commercial launch of the MMS platform.

On the other hand, TME has continued to develop policies aimed at improving operating efficiency and optimizing use of resources in the second quarter of the year. To this end, the weighting of SACs and SRCs over adjusted operating revenues reached 6.5% in the second quarter of 2002 (-6.3 p.p. vs. 2Q01), with annual reductions both in SAC per customer and SRC per customer.

Also, advertising and network costs over revenues showed important year-over-year declines.

The strict control of commercial costs has not prevented the achievement of strong commercial results, with indicators relating to customer loyalty initiatives performing particularly well. The volume of loyalty points exchanged for handsets carried out by the company - both contract and prepaid - has risen to almost 630,000 so far this year (330,000 in 2Q02).

As a result, TME presented solid financial results, an outstanding feature of which is that earnings and profitability related items year-over-year performance comfortably outpaced growth in revenue:

- TME's second quarter operating revenues had year-over-year growth of 19.9% and 4.4% from the previous quarter. In cumulative terms, operating revenues increased by 20.5% compared with the first half of 2001, an increase that would stand at 14% excluding handset sales in both years.
- Accumulated EBITDA in the first half grew by 33.1% year-over year, similar to the quarter-over-quarter growth figure (2Q02 vs. 1Q02:+32%)
- TME registered an EBITDA margin of 53.1% in the second quarter of 2002 (+4.9 p.p. vs. 2Q01), resulting in a margin of 51.5% in the first half of the year.
- TME achieved an EBITDA per customer of €16.7 in the second quarter of 2002, among the best in Europe, with year-over-year growth of almost 10% and prices below the European average.

TME's workforce totalled 4,385 employees at the end of June, confirming it as one of the operators with highest productivity ratios in Europe both in terms of lines and EBITDA.

Lastly, we would highlight that TME has rolled out its UMTS network in 21 Spanish cities, fulfilling the requirements established in the license in order to release the guarantees. This has not prevented the operator from maintaining a capex to revenues ratio at 8.4% in the first half of 2002, one of the lowest ratios in the sector and 3.5 p.p. lower than that registered in the first half of 2001.



REST OF EUROPE

Once second quarter was closed, Telefónica Móviles has decided to redefine its short and medium term objectives in Austria, Germany, Italy and Switzerland, as a result of the delay in the availability of UMTS technology and the need to update the current business plans, taking into consideration the current market conditions in these countries.

In this sense, the shareholders of Group 3G (Quam), Telefónica Móviles and Sonera, have decided to halt all commercial activities in Germany after seven months of operations as a GSM/GPRS Mobile Virtual Network Operator (MVNO). In the coming months, Group 3G will adjust its activities and organizational structure to implement the decision taken by its shareholders. It is anticipated that this restructuring process will be completed before the end of the current year.

This decision is a consequence of a series of circumstances that at this time determine, once the minimum period of activity necessary to evaluate the commercial feasibility elapsed, the halt of all commercial activities.

This decision is in line with the decision taken by the IPSE2000 shareholders in January of this year. At the same time, the non-essential activities in Austria and Switzerland will continue to be reduced.

In these four countries, all decisions with regards to UMTS will be postponed until there is a significant improvement in the technological and market conditions.

The strategy of the Telefónica Móviles Group has been redefined as a result of the changes occurred over the past couple of years, from a competitive, technological, financial and regulatory perspective which have caused Telefónica Móviles to reevaluate and update the assumptions of the business plans of its subsidiaries in Austria, Germany, Italy and Switzerland and to reconsider its overall short and medium term strategy in these countries.

BUSINESS PERFORMANCE BY GEOGRAPHIC REGION

This decision will allow for an important free cash flow generation within the Group, providing the Company with the flexibility necessary to optimise its strategy according to existing market conditions at any time, seeking the equilibrium between employed capital among the different options and maintaining a solid financial structure. As a consequence the Company could direct resources to reduce debt, analyse new attractive investment opportunities, non-existing for the time being, and to redefine its shareholders return policy, announced at the time of its IPO in 2000. In this sense, Telefónica Móviles' Board of Directors will propose to the Annual General Shareholders' Meeting the distribution of dividend from next year.

The increase in free cash flow generation will allow the Company to maintain a strong balance sheet that will continue to be a competitive advantage within the sector.

Group 3G ended June 2002 with 197,000 active customers in Germany, which represented a net add of 106,045 customers in the second quarter of the year. Of the total customer base, 57.9% corresponded to the prepaid segment.

With regard to financial results, in the first half of 2002 Group 3G achieved operating revenues of 39,9MM€. Accumulated EBITDA to June stood at –129.2MM€, with operating losses having increased by 22.9% during the quarter compared to 1Q02, in line with the larger net add. Capex in the first half of 2002 stood at 55.8MM€.

In Italy the restructuring process of the business approved at the beginning of the year is progressing accordingly, with activity levels significantly reduced. As part of this process, and with the aim of adapting the company's structure to the new situation, IPSE 2000 has reduced its workforce by 35% since the beginning of the year. This company's contribution to Group results is reflected in the results of associate companies and amounted to –29.4MM€ in the first half of 2002.

In Austria and Switzerland there was no significant activity during the quarter. Telefónica Móviles' subsidiaries in these countries contributed with negative EBITDA of -31.2MM€ in the first half of the year.



.MOROCCO

Médi Telecom had 1,321,213 customers at the end of June 2002, a year-over-year increase of 75%. The lower net adds in the second quarter in relation to the first is due to the larger number of gross adds registered in the previous quarter because of the continuation of the Ramadan campaign.

The increase in revenues registered in the quarter, together with the reining in of commercial costs, led to positive and growing EBITDA in relation to the first quarter of 2002.



LATIN AMERICA

Latin America

Unaudited figures

In thousands

	June 2002	June 2001	% Change
Subscriber Data [1]			
Total subscribers	10,514	8,287	26.9%
Prepaid	7,365	5,259	40.0%
Contract	3,149	3,028	4.0%
Equity Subscribers	7,969	5,851	36.2%

In million Euros

	January - June 2002	January - June 2001	% Change	April - June 2002	April - June 2001	% Change
Financial Data [2]						
Revenues	1,288.3	1,256.0	2.6%	599.4	622.1	-3.6%
EBITDA	390.5	346.0	12.9%	176.2	163.9	7.5%
EBITDA Margin	30.3%	27.5%	2.8 p.p	29.4%	26.3%	3.1 p.p

(1) 2001 figures do not include north mexican operators because the transfer of assets took place in the third quarter of the year. Includes total customers from all operators in which Telefónica Móviles holds an economic participation. Excludes Chile and Puerto Rico.

(2) Data for 2001 show figures published in 2Q01 (which corresponds to the Sept.00-March 01), reason why they are not consistent with the sum of the individual results we include in the following tables.



BRAZIL

TeleSudeste Celular, CRT Celular and TeleLeste Celular

Unaudited figures

In thousands

	June 2002	June 2001	% Change
Subscriber Data			
Total subscribers	6,035	5,061	19.2%
Prepaid	4,137	3,200	29.3%
Contract	1,898	1,861	2.0%
Equity Subscribers	3,706	2,901	27.7%

In million Euros

	January - June 2002	January - June 2001	% Change	% change in local currency	April - June 2002	April - June 2001	% Change
Financial Data [1]							
Revenues	694.4	632.0	9.9%	22.6%	330.1	302.6	9.1%
EBITDA	273.1	263.6	3.6%	15.9%	130.1	113.1	15.0%
EBITDA Margin	39.3%	41.7%	-2.4 p.p	-2.4 p.p	39.4%	37.4%	1.9 p.p

(1) In 2001 financial data excludes TeleLeste Celular because in that period the company was consolidated by the equity method.

The operators managed by Telefónica Móviles in Brazil exceeded 6 million customers in the second quarter of 2002, with a year-over-year growth of 19.2%. Of the total customer base, 68.5% corresponded to the prepaid segment, being the main driver of growth in customer numbers. However, the contract segment continued to show slight increases compared with June 2001.

The average market share of the three operators in their areas of operations remained at around 64% in the second quarter, practically stable compared with the first quarter and barely 1 p.p. lower than the same period of 2001. This demonstrates the benefits of customer loyalty and retention initiatives developed by the companies to counter the entry of new operators in their markets, something which has already occurred in the state of Río de Janeiro.

Turning to financial results, total operating revenues of the three companies in local currency had year-over-year growth of 22.6% from the first half of 2001, or 7.5% excluding Teleleste Celular's revenues in 2002 - this company has been fully consolidated since January 1, 2002. The increased sales were due to the aforementioned growth in the customer base, partly offset by the reduction in average ARPU (-9% in local currency).

Total EBITDA after management fees of the operators in local currency had a 15.9% increase from the first half of 2001. Excluding Teleleste Celular, EBITDA from the Brazilian operators had a year-over-year increase of 3.3% in local currency as a result of the operators' improved efficiency. This is reflected in an average decline in SAC in local currency of around 8% compared with the first half of 2001.

The combined EBITDA margin, after management fees, for the first six months of the year was 39.3% (40.1% excluding TeleLeste Celular), reducing the differential with respect to the same period a year ago, and showing a year-over-year improvement of 1.9 p.p. in the second quarter of the year.

The net impact of the Brazilian Real's depreciation and the Euro's appreciation against the dollar denote that, despite the favorable performance of companies' operating figures and the full consolidation of TeleLeste, Brazil's contribution to both Group revenues and EBITDA fell to 15% in the first half of 2002 and from 17% in June 2001. However, debt has zero exposure to exchange rate risk due to the hedging carried out.

Finally, it should be highlighted that in recent months, the regulatory and competitive outlook in Brazil has improved significantly compared to the beginning of the year.

Progress continues on the work required to create the JV with Telefónica Móviles and Portugal Telecom's assets as soon as regulatory approval is given.



MEXICO

T. Móviles Mexico

Unaudited figures

	In thousands June 2002	
Subscriber Data		
Total subscribers	1,281	
Prepaid	1,024	
Contract	256	
Equity Subscribers	1,254	
	In million Euros	
	January - June 2002	April - June 2002
Financial Data		
Revenues	241.1	114.5
EBITDA	25.1	11.0
EBITDA Margin	10.4%	9.6%

Telefónica Móviles México had 1,281 million customers at the end of June 2002 , an increase of 20.8% year-over-year, fuelled mainly by the growth of the contract segment (+34% vis-à-vis 1H01). Net adds in the first half of 2002 amounted to 69,000 customers, set against the negative trend in the same period of the previous year. Although net adds in 2Q02 grew by more than 10% compared with 2Q01, the figure fell by 17% compared with the previous quarter, being the main reason for this the commercial repositioning of the company's offering aimed at attracting high-value customers and increasing the average life of the customer base.

The positive evolution of the churn rate during the second quarter should be emphasised. Churn rate declined by 11% compared with the same period a year ago as a result of customer retention and loyalty initiatives developed by the operators.

With regard to the distribution network of Telefónica Móviles México, a significant increase was registered in the number of points of sale from the first quarter of the year (+86%). A commercial agreement was also recently signed with Marcatel that envisages the sales force of this company - more than 350 commercial consultants - distributing the products and services of Telefónica Movistar.

Telefónica Móviles México also reached an agreement in July with Grupo Elektra, the leading retailer and distributor of appliances, electronics, furniture and consumer credit stores in Latin America. Under the terms of the agreement, Grupo Elektra will sell Telefónica Móviles México's products and services. The agreement is nationwide, therefore strategically fitting with Telefónica Moviles' growth plans for Mexico.

As a result of these agreements, Telefónica Móviles has a distribution network of over 1,600 points of sale in northern Mexico that includes retail channels, specialist retailers and own stores.

As regards the operators' financial results - the Mexican companies were fully consolidated from July 2001 - operating revenues in local currency increased by 16% compared with the first quarter of 2002, fuelled by the rise in the customer base and traffic.

EBITDA for the second quarter, in pesos, rose by 1.5% compared with the previous quarter. The lower growth compared with revenues is attributable to the higher commercial costs resulting from the repositioning of the Company's product offering to attract high-value customers, which offset improvements in productivity - the workforce was cut by 12% compared with the previous quarter. Consequently, the EBITDA margin for the quarter was 9.6%. It should be underlined that in the first half of 2002 the IEPS (Special Tax on Products and Services) has been recorded. Excluding this item, the EBITDA margin for the first half of the year was 13.1%.

It should be pointed out, on the other hand, that Telefónica Móviles and Pegaso PCS received authorisation from the Mexican Comisión Federal de Competencia (COFECO) and the Comisión Nacional de Inversión Extranjera (CNIE) for the acquisition by Telefónica Móviles of 65% of the Mexican wireless operator Pegaso PCS. The pertinent approval from the Comisión Federal de Telecomunicaciones (COFETEL) is still pending.



ARGENTINA

TCP

Unaudited figures

	June 2002	June 2001	% Change
			In thousands
Subscriber Data			
Total subscribers	1,662	1,860	-10.7%
Prepaid	1,126	1,183	-4.8%
Contract	536	677	-20.9%
Equity Subscribers	1,627	1,821	-10.7%

	January - June 2002	January - June 2001	% Change	% change in local currency	April - June 2002	April - June 2001	% Change
			In million Euros				In million Euros
Financial Data [1]							
Revenues	108.8	371.2	-70.7%	-19.3%	34.8	174.8	-80.1%
EBITDA	23.6	50.8	-53.6%	27.1%	5.7	30.2	-81.2%
EBITDA Margin	21.7%	13.7%	8.0 p.p	8.0 p.p	16.3%	17.3%	-1.0 p.p

(1) Due to the homogeneization of TCP's fiscal year in December 2001, for like-for-like comparisions, 2001 figures presented here correspond to the period January-June 2001.

The estimated penetration rate for mobile telephony in Argentina was slightly below 18% at the end of June , showing a slight fall from March.

Against this backdrop, TCP's customer base at the end of the first half of 2002 reached 1.662 million. It should be emphasized that although the company continues to focus on higher-value customers, the number of disconnections in 2Q02 fell substantially compared with the previous quarter. Prepaid segment customers represented 68% of the customer base, 4 p.p. more than in June 2001, which limits the risk of bad debt.

Although its customer base has contracted (-2% vs. 1Q02), TCP has succeeded in maintaining its market share and its position as the second-largest operator in the country.

As mentioned in the previous quarterly report, TCP increased its local currency tariffs in the second quarter of 2002. A new line of prepaid cards, 'Activa Plus', was also launched in May, aimed at encouraging customers to recharge in larger amounts. The results of this initiative have so far exceeded expectations.

As regards cost control, the reduction in SACs, which began in 3Q01, continued to decline by over 40% in local currency in quarter-over-quarter terms.

Traffic levels in the second quarter of 2002 increased by 3% with respect to the previous quarter, although, logically, they remained 15% lower than in the same period of 2001.

TCP's revenues in local currency for the second quarter remained constant in relation to those for the first quarter, compensating the decline in the customer base with higher traffic volumes. In cumulative terms, operating revenues showed an annual decline of 19% in Argentinean pesos as a consequence of the smaller customer base, lower interconnection revenues and the fall in outgoing traffic.

It should be highlighted that operating expenses fell more than revenues, resulting in year-over year improvements in EBITDA, both in absolute terms (+27% vs. 1H01) and in margins (+8 p.p. vs. 1H01). However, in 2Q02 higher costs from the devaluation of the Argentinean currency began to have an impact, via both the indexing of contracts and the new prices of materials and/or services fixed in foreign currency, which have caused a slight increase in expenses in relation to 1Q02 and a moderate decline in the EBITDA margin.

The company plans to apply further price increases in July to accommodate inflation.

In line with the Group's objective of maximizing cash generation, and taking the country's economic situation into account, TCP has significantly reduced capex plans. Capex in 1H02 therefore was below 3.3MM€.



PERU

T. Móviles Perú

Unaudited figures

	June 2002	June 2001	% Change
			In thousands
Subscriber Data			
Total subscribers	1,181	973	21.3%
Prepaid	926	767	20.8%
Contract	254	206	23.3%
Equity Subscribers	1,157	944	22.5%

	January - June 2002	January - June 2001	% Change (In million Euros)	% change [1] in local currency	April - June 2002	April - June 2001	% Change (In million Euros)
Financial Data (1)							
Revenues	145.2	142.6	1.8%	1.8%	68.3	74.5	-8.3%
EBITDA	48.1	44.2	8.8%	8.8%	23.1	25.1	-8.0%
EBITDA Margin	33.1%	31.0%	2.1 p.p	2.1 p.p	33.8%	33.7%	0.1 p.p

(1) Percentage change in US dollars.

At the end of June 2002, the Peruvian wireless market had 2 million customers, with an estimated penetration rate of 7.6% from 5.7% in June 2001.

Telefónica Móviles Perú ended June 2002 with a customer base of 1,180,549 (+21% vs. June 2001), registering a year-over-year increase in cumulative net adds of 25%, which at the end of the first half of the year stood at 93,000 new customers.

Telefónica Móviles Perú has maintained its market leadership despite the more competitive environment, with an estimated market share of 59% and a stable net adds share in relation to the first half of 2001.

There was a significant increase in the number of

contract segment customers (+23% compared with June 2001), representing 22% of the total customer base at the end of the second quarter of the year (21% in 2Q01). This segment therefore continues to grow, reversing the trend seen in 1H01, thanks both to a notable increase in gross adds and a strong reduction in disconnections due to the company's customer loyalty and retention initiatives.

Turning to financial results, operating revenues in dollars remained stable in relation to first half of 2001 figures, fuelled primarily by increased interconnection revenues, handset sales and the increase in traffic, especially prepaid, as a consequence of the larger customer base and the launch of prepaid cards in Soles, at the beginning of the year. These factors offset the year-over-year fall in ARPUs, the result of stiffer competition.

Although absolute first half 2002 EBITDA increased from the previous year, the increase of commercial activity resulted in a slight fall in quarterly EBITDA in absolute values. The EBITDA margin for the second quarter of 2002 was 33.8%, stable from first quarter 2001 figure, and despite the larger volume of net adds. In cumulative terms, the EBITDA margin reached 33.1%, 2.1 p.p. higher than in the first half of 2001.



CHILE

Telefónica Móvil, a subsidiary of Telefónica CTC Chile managed by Telefónica Móviles, had a customer base of 1.71 million customers at the end of June, year-over-year growth of 20.8%. Of its total customer base, approximately 76% are prepaid customers.

The improvement in adjusted EBITDA margins should be highlighted, as it increased more than 8.7 p.p. in relation to the second quarter of 2001, standing at 30.7% in the first half (+5.4 p.p. vs. 1H01).

Telefónica Móvil has been awarded two 10Mhz blocks in the 1900 band, which will allow the development of cellular digital technology without spectrum restrictions.



GUATEMALA & EL SALVADOR

TEM Guatemala and TEM El Salvador

Unaudited figures

In thousands	June 2002	June 2001	% Change
Subscriber Data			
Total subscribers	356	393	-9.6%
Prepaid	151	110	37.9%
Contract	204	284	-28.0%
Equity Subscribers	225	184	21.9%

In million Euros	January - June 2002	January - June 2001	% Change	April - June 2002	April - June 2001	% Change
Financial Data						
Revenues	98.8	93.3	5.9%	51.6	48.6	6.3%
EBITDA	20.5	-0.6	c.s.	6.3	5.1	24.9%
EBITDA Margin	20.8%	-0.6%	21.4 p.p	12.3%	10.5%	1.8 p.p

Telefónica Móviles' operators in Guatemala and El Salvador had 355,698 customers at the end of June 2002, 2% less than their customer base at the end of March. This decline is the result of the operators focusing on high-value customers.

The two operators' first half 2002 operating revenues in euros registered year-over-year growth of 5.9%. EBITDA continued to improve in the second quarter compared with 2001, with a margin of 20.8% in first half 2002 from a negative margin in previous year.



PUERTO RICO

The operator managed by Telefónica Móviles in Puerto Rico ended 1H02 with 187,984 customers, with a year-over-year growth of 4.1%. The performance in 1H02 was the result of the stagnation of the cellular market since September 2001, in line with the economic slowdown.

HORIZONTAL BUSINESSES

Terra Mobile ended June 2002 with approximately 5.1 million registered users in Spain, Germany, the UK and Brazil. Turning to financial results, Terra Mobile's EBITDA in the first half of 2002 amounted to –11.4MM€.

Regarding Mobipay España, a limited trial was launched from 28 May in Valladolid. The company plans to extend the marketing of the system, via the participating financial institutions and mobile operators, throughout Spain in the last months of the year.

Finally, the results of the rest of the horizontal businesses and the companies involved have not been significant and had no material impact on the Group's income statement.

APPENDIX

Telefónica Móviles Group

Consolidated Proforma Income Statement

Unaudited figures

In million Euros

	January - June 2002	January - June 2001	% Change	April - June 2002	April - June 2001	% Change
Operating revenues	**4,516.7**	**3,933.9**	**14.8**	**2,255.1**	**1,994.6**	**13.1**
Operating expenses	(2,706.5)	(2,385.4)	13.5	(1,320.7)	(1,199.4)	10.1
Supplies	(1,197.6)	(869.9)	37.7	(579.3)	(441.4)	31.2
Personel expenses	(291.1)	(213.7)	36.2	(143.0)	(117.5)	21.7
Subcontract and taxes	(1,217.8)	(1,301.7)	(6.4)	(598.5)	(640.6)	(6.6)
Other net operating income (expense)	54.2	3.0	n.s.	13.4	5.2	n.s.
EBITDA	**1,864.4**	**1,551.6**	**20.2**	**947.7**	**800.4**	**18.4**
Depreciation and amortization	(673.3)	(628.1)	7.2	(332.5)	(323.2)	2.9
Operating profit	**1,191.1**	**923.4**	**29.0**	**615.3**	**477.2**	**28.9**
Profit from associated companies	(65.8)	(70.8)	(7.0)	(32.2)	(40.3)	(20.2)
Financial income (expense), net	(205.2)	(185.1)	10.9	(127.3)	(100.1)	27.2
Amortization of goodwill	(40.8)	(16.1)	153.2	(20.2)	(8.8)	128.6
Extraordinary income (expense), net	(4,909.2)	(27.6)	n.s.	(4,904.5)	18.3	n.s.
Income before taxes	**(4,029.9)**	**623.9**	**n.s.**	**(4,469.0)**	**346.1**	**n.s.**
Income taxes	(343.9)	(262.8)	**30.9**	(175.0)	(130.4)	**34.2**
Net income before minority interests	**(4,373.8)**	**361.1**	**n.s.**	**(4,644.0)**	**215.7**	**n.s.**
Minority interests	40.5	17.7	128.6	24.1	8.3	189.2
Net income	**(4,333.3)**	**378.8**	*n.s.*	**(4,619.9)**	**224.1**	**n.s.**
Net income before Extraordinary Provisions [1]	**569.2**	**378.8**	50.3	**282.6**	**224.1**	**26.1**
Outstanding shares (million) [2]	**4,316.0**	**4,064.4**	**6.2**	**4,316.0**	**4,064.4**	**6.2**
Net income per share	**-1.00 €**	**0.09 €**	**n.s.**	**-1.07 €**	**0.06 €**	**n.s.**
Recurring Net income per share [3]	**0.13 €**	**0.09 €**	**41.5**	**0.07 €**	**0.06 €**	**18.8**

(1) Excludes the impact of net extraordinary provisions associated with the write-downs of assets and the provision for associated restructuring costs accounted in 2Q 2002.

(2) Number of shares at the end of the period, including the capital increases to transfer the Mexican operators, Norcel, Bajacel, and Cedetel from the third quarter of 2001, as well as the capital increase corresponding to Telefónica Móviles SA employees' stock options plan, reflected from the fourth quarter of 2001. In 2002 it includes the capital increases carried out to transfer several Brasilean celular assets from Telefónica S.A..

(3) Net income before net extraordinary provisions associated with the write-downs of assets and the provision for associated restructuring costs accounted in

The homogeneization of TCP's fiscal year to the rest of Group's subsidiaries does not generate significant variations in the financial statements if the fiscal year of the company would have be kept unchanged

APPENDIX

Telefónica Móviles Group

Consolidated Proforma Balance Sheet

Unaudited figures

	In million Euros June 2002
Long term assets	17,490.1
Start up expenses	448.3
Intangible net assets	11,053.2
Fixed net assets	4,395.4
Investments	1,593.2
Goodwill	1,143.8
Deferred expenses	24.4
Current assets	4,346.9
Inventories	255.2
Accounts receivable	2,169.4
Short term investments [1]	1,336.3
Cash and banks	241.2
Other	344.8
Assets = Liabilities & Shareholders' equity	**23,005.2**
Shareholders' equity	2,713.8
Minority interests	4,234.7
Deferred income	174.1
Provisions for risks and expenses	4,924.7
Long term accrued taxes payable	272.0
Long term debt	2,712.3
Short term debt including current maturities	4,483.9
Other creditors	3,489.7

(1) Only includes short term investments which bear interests.

Financial Debt

Unaudited figures

	In million Euros June 2002
Consolidated net financial debt	5,602.2
Proportionate net financial debt	6,380.7

Consolidated financial debt structure


62%
38%
Long Term
Short Term
80%
20%
Fixed rate
Floating rate
87%
Euros
US $
Latin America and others

APPENDIX

Telefónica Móviles Group

Breakdown of subscribers, revenues and EBITDA

Unaudited figures

In million Euros

	January - June 2002			January - June 2001		
	Subscribers (000')	Revenues	EBITDA	Subscribers (000')	Revenues	EBITDA
TEM Spain	17,624	3,217.6	1,657.5	14,853	2,671.1	1,244.9
Germany	197	39.9	(129.2)	--	--	(9.8)
Austria and Switzerland	--	--	(31.2)	--	--	(11.5)
Brazil	6,035	694.4	273.1	5,061	632.0	263.6
Mexico	1,281	241.1	25.1	1,060	n.a.	n.a.
Argentina	1,662	108.8	23.6	1,860	371.2	50.8
Peru	1,181	145.2	48.1	973	142.6	44.2
Guatemala & El Salvador	356	98.8	20.5	393	93.3	(0.6)

Capex by geographic regions

Unaudited figures

In million Euros

		January - June 2002	January - June 2001	% Change	April - June 2002	April - June 2001	% Change
Europe							
	Spain	270,1	316,7	-14,7%	176,2	164,2	7,3%
	Germany	55,8	15,0	n.s.	20,4	14,7	n.s.
	Rest of Europe [1]	6,1	213,8	n.s.	5,1	193,4	n.s.
Latinamerica		0,0	0,0	0,0%	0,0	0,0	0,0%
	Brazil [2]	54,7	50,1	9,1%	23,0	30,1	-23,7%
	Mexico	25,8	n.a.	n.a.	13,0	n.a.	n.a.
	Rest of Latam	26,0	97,8	-73,4%	16,6	41,2	-59,6%
Rest of World		6,4	2,6	n.s.	3,0	1,1	n.s.
TOTAL		**444,9**	**696,1**	**-36,1%**	**257,3**	**444,7**	**-42,1%**

[1] In 2002 IPSE is not included as it is consolidated throgh the equity method.

[2] In 2002 includes TeleLeste as it is consolidated by full integration.

APPENDIX

GLOSSARY

ARPU (Average Revenue per User): Average monthly revenue per customer. This includes revenues from connection fees, monthly subscriber fees, traffic - without discounting traffic promotions-, outgoing roaming and interconnection. It excludes handset sales and revenues from incoming roaming. Loyalty programs are not considered as lower revenues in the ARPU calculation.

The ARPU figures appearing in this report refer to average ARPU for the quarter.

The average quarterly customer base is calculated as the average of the average customers bases of the three months in the quarter.

MOU (Minutes of Usage): Average airtime minutes per customer per month. Airtime minutes include outgoing traffic (mobile to fixed, on-net mobile and mobile to other mobile operators) and incoming traffic (fixed to mobile and other mobile operators to mobile).

Churn: Disconnection rate. This is calculated as the number of disconnections during the period among the average customer base for the period.

Consolidated net financial debt: Includes the financial debt of all the companies consolidated by the full consolidation method.

Net financial debt is defined as: Long-term debt + Short-term debt, including current maturities - Short-term investments - Cash and banks.

Proportionate net financial debt: Includes the net financial debt of the companies in which Telefónica Móviles Group has an economic stake and a significant influence in the management, weighted in each case by the economic ownership.

For more information:

Investor Relations Department
Paseo de Recoletos 7-9 – 2nd floor. 28004 – Madrid
Tel: 91 – 423 40 27. Fax: 91 – 423 44 20
E-mail: **garcialegaz_m@telefonicamoviles.com**
sanroman_a@telefonicamoviles.com
delosreyes_r@telefonicamoviles.com
www.telefonicamoviles.com/ir

Telefónica

Móviles

www.telefonicamoviles.com

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA MÓVILES, S.A.

By: /s/

Name: LUIS LADA

Title: CHAIRMAN & CEO

Date: July 25, 2002